EXHIBIT 99.1

Seabridge Winter Program Prepares Site For Year-Round Camp at KSM

TORONTO, March 14, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold Inc (TSX:SEA)(NYSE:SA) announced today that preparatory work has started on the site of a permanent year-round camp at its 100%-owned KSM Project to support ongoing exploration and to facilitate prompt commencement of the much larger work programs required to advance the development of the project once a joint venture partner is obtained.

Small scale logging began this week to prepare the site. Approximately nine hectares of timber in the Mitchell Valley will be cleared to prepare for the future installation of the camp, laydown area, helipad and water treatment plant. The winter logging program includes hand-felling, bucking, and stacking of timber and brush. This work will be conducted under previously acquired permits to support ongoing exploration activities at the Project site. The cutting contract was awarded to a local company based in Terrace, B.C.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut properties located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding mineral reserves and resources of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, market prices, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information please contact:

Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net